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                             May 19, 2023

       Vicky Zhang
       Chief Financial Officer
       Adlai Nortye Ltd.
       c/o PO Box 309, Ugland House
       Grand Cayman, KY1-1104
       Cayman Islands

                                                        Re: Adlai Nortye Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted May 11,
2023
                                                            CIK No. 0001944552

       Dear Vicky Zhang:

              We have reviewed your amended draft registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Conventions that apply to this prospectus..., page 14

   1. We note your response to our prior comment 3 and we re-issue the comment, as your revised definition of
China and the PRC continues to exclude Hong Kong and Macau.
                                                        Please revise your
definition, as previously requested, to clarify that the legal and operational risks
associated with operating in China also apply to any operations, present or future, in Hong Kong
and Macau.

              You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you
       have questions regarding comments on the financial statements and related matters. Please
 Vicky Zhang
Adlai Nortye Ltd.
May 19, 2023
Page 2

contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.



                                                       Sincerely,
FirstName LastNameVicky Zhang
                                                       Division of Corporation
Finance
Comapany NameAdlai Nortye Ltd.
                                                       Office of Life Sciences
May 19, 2023 Page 2
cc:       Ke Geng
FirstName LastName